STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Intermediate Municipal Bond Fund

August 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania--97.0%				
Albert Gallatin Area School District (Insured; MBIA)	5.15	9/1/14	1,220,000	1,236,250
Armstrong School District, GO (Insured; XLCA)	5.00	3/15/22	1,465,000	1,564,503
Bethlehem Authority, Guaranteed Water Revenue (Insured; FSA)	5.00	11/15/15	2,000,000	2,167,720
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	5.90	1/1/27	250,000	258,355
Bucks County Water and Sewer Authority, Revenue (Neshaminy Interceptor) (Insured; AMBAC)	5.38	6/1/13	1,090,000	1,175,140
Butler Area Sewer Authority, Sewer Revenue (Insured; FGIC)	0.00	1/1/10	600,000	528,120
Butler County (Insured; FGIC)	5.25	7/15/13	1,000,000 [a]	1,092,810
Chester County, GO	5.00	8/15/19	500,000	537,275
Chester County School Authority, School LR (Chester County Intermediate Unit Project) (Insured; AMBAC)	5.00	4/1/21	2,325,000	2,472,312
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	1,000,000	1,092,270
Delaware County	5.13	10/1/17	1,000,000	1,038,120
Delaware River Port Authority (Port District Project) (Insured; MBIA)	4.75	1/1/12	1,000,000	1,023,870
Eastern York School District, GO (Insured; FSA)	5.00	9/1/23	1,640,000 [b]	1,753,849
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	805,000	822,879
Harrisburg Parking Authority, Parking Revenue (Insured; FSA)	5.75	5/15/14	640,000	707,098
Harrisburg Redevelopment Authority (Insured; FSA)	0.00	11/1/16	2,000,000	1,296,820
Kennett Consolidated School District (Insured; FGIC)	5.25	2/15/16	1,000,000	1,083,850
McKeesport Area School District (Insured; FGIC)	0.00	10/1/09	1,070,000	951,444
Monroe County Hospital Authority, HR (Pocono Medical Center)				

(Insured; Radian)	5.50	1/1/12	1,095,000	1,157,021
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/15	1,035,000	1,124,393
Mount Lebanon School District, GO (Insured; MBIA)	5.00	2/15/13	1,000,000 [a]	1,074,620
Neshaminy School District (Insured; MBIA)	5.00	4/15/16	1,250,000	1,344,637
Norristown (Insured; FGIC)	5.00	9/1/20	1,125,000	1,194,255
Norristown (Insured; Radian)	0.00	12/15/11	1,465,000	1,195,557
Norristown (Insured; Radian)	0.00	12/15/13	735,000	549,604
North Allegheny School District (Insured; FGIC)	5.00	5/1/15	1,625,000	1,744,665
Pennsylvania Finance Authority, Revenue (Penn Hills Project) (Insured; FGIC)	5.25	12/1/13	1,105,000	1,109,166
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.25	12/15/14	1,600,000	1,642,736
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/13	1,995,000	2,166,410
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/14	1,580,000	1,729,120
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/16	1,200,000	1,248,468

Pennsylvania Public School Building Authority, School Revenue (Daniel Boone School District Project) (Insured; MBIA)	5.00	4/1/17	1,005,000	1,065,019
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	545,000	568,604
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	455,000	474,005
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/22	1,815,000	1,944,337
Philadelphia (Insured; FGIC)	5.70	11/15/06	370,000	371,610
Philadelphia (Insured; XLCA)	5.25	2/15/14	2,000,000	2,162,220
Philadelphia, Gas Works Revenue (Insured; FSA)	5.50	7/1/15	1,550,000	1,634,429
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,500,000	2,565,200
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Temple University Hospital)	6.50	11/15/08	1,350,000	1,388,677
Philadelphia Municipal Authority, LR (Insured; FSA)	5.25	11/15/15	2,115,000	2,286,378
Pittsburgh School District, GO (Insured; MBIA)	5.00	9/1/20	1,315,000	1,402,816
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	6.25	12/1/13	1,800,000	2,000,772
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	6.25	12/1/14	1,000,000	1,108,980
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,000,000	1,092,910
State Public School Building Authority, School Revenue (York School District Project) (Insured; FSA)	5.00	5/1/18	545,000	579,373
Swarthmore Borough Authority, Revenue (Swarthmore College)	5.25	9/15/20	750,000	807,127
Trinity Area School District				

(Insured; FSA)	5.20	11/1/12	1,235,000	1,273,483
Wayne County Hospital and Health Facilities Authority (Wayne Memorial Hospital Project) (Insured; MBIA)	5.25	7/1/16	2,135,000	2,299,032
West Mifflin Area School District, GO (Insured; FSA)	5.00	10/1/22	710,000	757,201
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue (Insured; MBIA)	4.90	8/1/13	880,000	898,550
Westmoreland County (Insured; FGIC)	0.00	12/1/08	1,590,000	1,463,786
Wilson Area School District (Insured; FGIC)	5.13	3/15/16	1,300,000	1,391,637
Wilson Area School District (Insured; FSA)	5.00	5/15/16	1,135,000	1,214,825
York County Hospital Authority, Revenue (Lutheran Social Services Health Center)	6.25	4/1/11	1,000,000	1,000,290
Yough School District (Insured; FGIC)	0.00	10/1/07	1,000,000	960,960
U.S. Related--1.9%				
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	320,000	339,142
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,000,000	1,073,390
Total Long-Term Municipal Investments (cost $70,349,528)				**72,208,090**

Short-Term Municipal Investments--2.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Montgomery County Industrial				
Development Authority,				
Retirement Community Revenue				
(Adult Communities Total				
Services Retirement Life				
Communities Inc. Obligated				
Group) (Insured; Radian and				
Liquidity Facility; ABN-AMRO)	3.57	9/1/06	1,000,000 c	1,000,000
Philadelphia Hospitals and Higher				
Educational Facilities				
Authority, HR (The Children's				
Hospital of Philadelphia				
Project) (Liquidity Facility;				
JPMorgan Chase Bank)	3.55	9/1/06	1,000,000 c	1,000,000
Total Short-Term Municipal Investments				
(cost $2,000,000)				**2,000,000**
Total Investments (cost $72,349,528)			**101.6%**	**74,208,090**
Liabilities, Less Cash and Receivables			**(1.6%)**	**(1,141,489)**
Net Assets			**100.0%**	**73,066,601**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
       collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the
       municipal issue and to retire the bonds in full at the earliest refunding date.
b   Purchased on a delayed delivery basis.
c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment-In-Lieu-Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance